UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-39151

EHANG HOLDINGS LIMITED

EHang Future City (Group Headquarters)

No. 118 Dongjiang Avenue, Huangpu District,

Guangzhou, 510730

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F  ☐

Exhibit Index

Exhibit	Description

99.1	Press Release: EHang Reports Second Quarter 2026 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EHang Holdings Limited

By:	/s/ConorChia-hungYang
Name:	Conor Chia-hung Yang
Title:	Chief Financial Officer

Date: August 25, 2026